Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NPS Pharmaceuticals, Inc.:

We consent to incorporation by reference in the registration statements (Nos. 33-79622, 333-17521, 333-94269, 333-124821, 333-126817 and 333-126823) on Forms S-8 of NPS Pharmaceuticals, Inc. of our reports dated March 16, 2009, with respect to the consolidated balance sheets of NPS Pharmaceuticals, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' deficit and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of NPS Pharmaceuticals, Inc.

Our report on the consolidated financial statements, refers to the Company's change in method of accounting for fair value and advanced payments for research and development activities in 2008 due to the adoption of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statements No. 115* and EITF Issue No. 07-3, *Advance Payments for Research and Development Activities*.

/s/ KPMG LLP

Princeton, New Jersey
March 16, 2009